September 13, 2012

VIA FACSIMILE AND OVERNIGHT COURIER

Ms. Louise Dorsey

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Empire State Realty Trust, Inc.
Empire State Realty OP, L.P.
Amendment No. 3 to Registration Statement on Form S-4
Filed August 13, 2012
Amendment No. 2 to Registration Statement on Form S-11
Filed July 3, 2012 File
Nos. 333-179486; 333-179486-01

Dear Ms. Dorsey:

On behalf of Empire State Realty Trust, Inc., a Maryland corporation (the “Company”) and Empire State Realty OP, L.P. (the “Operating Partnership”), we are resubmitting our letter dated September 10, 2012 to reflect the requested clarifications to the September 7, 2012 and September 12, 2012 oral requests by the staff of the Division of Corporation Finance of the Commission (the “Staff”) for supplemental information providing additional analysis related to the determination by Duff & Phelps, LLC, our independent appraiser, of the value of goodwill attributed to the acquisition of the controlling interests in Empire State Building Company, L.LC. (“ESBC”), which is the operating lessee of the Empire State Building, relating to the Company’s Registration Statements on Form S-4 (Registration No. 333-179486) and S-11 (Registration Statement No. 333-179485). These clarifications include a quantification of the movements in the identified intangible and goodwill accounts.

The acquisition by the Company of the controlling interest in ESBC will be accounted for as an acquisition under the acquisition method of accounting in accordance with Accounting Standards Codification 805-10, Business Combinations (“ASC 805”). The Company will recognize the estimated fair value of the assets and liabilities of ESBC acquired at the time of the consummation of the formation transactions. When the Company acquires such controlling interest, the operating lease will be cancelled as the operations of ESBC will be consolidated into the Company’s operations and the Company will recognize a gain on the cancellation of the lease. The purchase price will be allocated to any identified tangible or intangible assets the Company acquires. Since the operating lessee is an operating company and has no interest in the land and base building of the Empire State Building, the excess of the purchase price over any identified tangible and intangible asset for ESBC will be recognized as goodwill on the Company’s balance sheet.

The amount of goodwill that will be recognized by the Company with respect to its acquisition of the controlling interest of ESBC on the Company’s pro forma financial statements was calculated utilizing the exchange value of EBSC calculated by the Company’s independent appraiser. In the Company’s forthcoming amendments to its registration statements the Company is updating the exchange value information presented from the preliminary exchange values determined as of July 1, 2011 to the final exchange values calculated as of June 30, 2012, in each case by our independent appraiser. In addition, the Company is updating its pro forma financial statements to reflect financial information as of, and for the six months ended June 30, 2012. As a result of these updates, (a) the amount of goodwill the Company recognizes in its pro forma financial statements has decreased from approximately $893 million to $592 million and (b) the gain on cancellation of the operating lease has decreased from approximately $140 million to $35 million. There are two primary reasons for this decrease: (i) changes in the market assumptions used to calculate the purchase price allocations and (ii) an increase in the tangible assets of ESBC resulting from increased leasing activity. The values of identified intangibles and goodwill for ESBC are as follows:

	Market rate estimate as of
	June 30, 2011	June 30, 2012	Increase (Decrease)
Above-market leases	$27,587	$52,927	$25,340
Lease in-place	76,003	93,309	17,306
Lease commissions and costs	27,246	69,282	42,036

Deferred costs, net	130,836	215,518	84,682

Goodwill—observatory	228,999	256,023	27,024
Goodwill—purchase price excess	893,403	592,205	(301,198)

Goodwill	1,122,402	848,228	(274,174)

Below-market leases	128,774	136,302	7,528

The exchange value for ESBC decreased but did not decrease materially, from approximately $1.19 billion to $1.17 billion. However, many of the elements used to calculate this exchange value did change. First, projected cash flow for ESBC was lowered as compared to the cash flows underlying the preliminary exchange value. These cash flows are based on the terms of the operating lease between ESBC, the operating lessee, and Empire State Building Associates, L.L.C. (“ESBA”), the lessor. Overage rent constitutes the material portion of rent paid by ESBC to ESBA. Overage rent payable by ESBC is reduced by leasing commissions, tenant improvement costs and other costs associated with leasing activities. As a result of significant leasing activities at the Empire State Building during the past year and a slower projected cash flow from property operations, projected cash flows declined and therefore caused a reduction in the net present value of the operating lease as calculated by the independent appraiser. These cash flow projections have been filed for all of the properties as Exhibit C to the Form S-4. However, market conditions improved over the past year which resulted in lower discount rates and market capitalization rates utilized by the independent appraiser which offset much of the impact of the lower projected cash flows. Therefore, there was not a material change between the preliminary and final exchange values for ESBC.

The independent appraiser then compared the value of the operating lease to an estimated market value. The value of the operating lease was determined by the independent appraiser to be higher than the market value resulting in an above-market lease. The estimated market value stayed relatively constant in the calculation of the preliminary and final exchange values. These rates are as follows:

	Market rate estimate as of
	June 30, 2011	June 30, 2012
Capitalization rate	6.00%	5.75%
Discount rate	7.25	7.00%

Therefore, since the value of the operating lease declined, the amount of the above-market lease liability declined as well resulting in less goodwill recognized.

In addition, as a result of the increased dollars spent in connection with the Company’s leasing activities and capital expenditures over the past year, the tangible and intangible assets (tenant improvements, leasing commissions, leases in-place and leasehold improvements) of ESBC increased. Therefore, more of the purchase price for EBSC was allocated to tangible and intangible assets resulting in less goodwill.

We thank you for your prompt attention and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to our counsel Larry Medvinsky, Esq. at (212) 878-8149 or Steven Fishman, Esq. at (212) 969-3025.

Yours truly,

/s/ Andrew Prentice

Andrew Prentice

Chief Accounting Officer

Malkin Holdings LLC

cc:	Jessica Barberich
Eric McPhee
Angela McHale
David L. Orlic
Tom Kluck
Anthony E. Malkin
Thomas N. Keltner, Jr.
David A. Karp
Larry Medvinsky
Steven Fishman